December 29, 2010

BY EDGAR

Ms. Pamela Long

Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:          TAL International Group, Inc. (the “Registrant”)

Registration Statement on Form S-3 (the “Registration Statement”)

Filed October 27, 2010

File No. 333-170169

Dear Ms. Long:

The Registrant, in accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that it will be declared effective at 3:00 p.m. Eastern Standard Time on December 30, 2010, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant confirms that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above Registration Statement.

*              *              *              *

Very truly yours,

TAL INTERNATIONAL GROUP, INC.

By:	/s/ Marc A. Pearlin
Name:	Marc A. Pearlin
Title:	Vice President, General Counsel and Secretary